FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

          Form 20-F   X           Form 40-F
                    -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                 No   X
             -----              -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

         Contents:
               1. Press Release dated September 29, 2006 regarding obtaining shareholder approval at the special general meeting of shareholders related to the Agreement and Plan of Amalgamation, dated July 25, 2006, among Mattel Foreign Holdings, Ltd, Mattel Enterprises, Ltd, Radica Games Limited and, solely with respect to Section 6.13, Mattel, Inc.

     This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

                                       1
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADICA GAMES LIMITED



Date:     September 29, 2006                      /s/ Patrick S. Feely
     -----------------------------               -------------------------------
                                                 Patrick S. Feely
                                                 Chief Executive Officer

                                       2

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[MATTEL LOGO]                                                [RADICA GAMES LOGO]

--------------------------------------------------------------------------------

For Immediate Release           CONTACTS:  NEWS MEDIA                           SECURITIES ANALYSTS
                                           Lisa Marie Bongiovanni, Mattel       Mike Salop, Mattel
                                           310-252-3524                         310-252-2703

                                           Patrick S. Feely                     David C.W. Howell
                                           Chief Executive Officer, Radica      Chief Financial Officer, Radica
                                           626-744-1150                         (Hong Kong)
                                                                                852-2688-4201


                RADICA SHAREHOLDERS APPROVE ACQUISITION BY MATTEL

EL SEGUNDO, Calif., September 29, 2006 -- Mattel, Inc. (NYSE:MAT) and Radica Games Limited (NASDAQ:RADA) today announce that Radica's shareholders have approved the amalgamation between Radica and a subsidiary of Mattel.

Approximately 99% of the votes cast at today's special general meeting of Radica shareholders approved the amalgamation. The affirmative vote of the holders of three-fourths of the Radica common stock voting at the special general meeting was necessary to approve the amalgamation. Today's approval of the amalgamation by Radica's shareholders satisfies one of the remaining conditions to the closing of the amalgamation. Mattel announced on August 31, 2006 that, with respect to Mattel's proposed acquisition of Radica, the Federal Trade Commission granted early termination of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and that the German Federal Cartel Office terminated the waiting period pursuant to the German Act Against Restraints of Competition. The closing of the transaction is subject to additional customary closing conditions, but Mattel and Radica anticipate closing the transaction on October 3, 2006. Upon the closing of the transaction, each outstanding share of Radica's common stock will be converted into the right to receive $11.55 in cash. The proposed acquisition was first announced on July 26, 2006, and is described in more detail in the proxy statement furnished by Radica to the Securities and Exchange Commission on Form 6-K on August 24, 2006.


ABOUT RADICA
Radica is a Bermuda company headquartered in Hong Kong. Radica had revenues in 2005 of approximately $163 million and maintains a Dallas-based design and marketing office, as well as a state-of-the-art manufacturing facility in China. Radica markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Radica employs over 6,000 people worldwide in its group of companies. Internationally Radica sells products in approximately 30 countries.

ABOUT MATTEL
Mattel, Inc., (NYSE: MAT, www.mattel.com) is the worldwide leader in the design, manufacture and marketing of toys and family products, including Barbie(R), the most popular fashion doll ever introduced. The Mattel family is comprised of such best-selling brands as Hot Wheels(R), Matchbox(R), American Girl(R) and Tyco(R) R/C, as well as Fisher-Price(R) brands (www.fisher-price.com), including Little People(R), Rescue Heroes(R), Power Wheels(R) and a wide array of entertainment-inspired toy lines. With worldwide headquarters in El Segundo, Calif., Mattel employs more than 25,000 people in 42 countries and sells products in more than 150 nations

RADICA SHAREHOLDERS APPROVE ACQUISITION BY MATTEL/PAGE 2


throughout the world. Mattel's vision is to be the world's premier toy brands -- today and tomorrow.

                                       ###

Note: Forward-looking statements with respect to the completion of the transaction and the financial condition, results of operations and business of the companies are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These include, without limitation: uncertainty as to whether and in what timeframe the transaction will be completed, the failure of either party to meet the closing conditions set forth in the definitive agreement; the ability to retain key personnel both before and after the transaction closes; ongoing relations between Radica and its suppliers, customers and other parties; costs and other issues with respect to integrating Radica, its products and its employees into Mattel and achieving expected synergies; dependence on the timely development, manufacture, introduction and customer acceptance of new products; the seasonality of the toy business; customer concentration and pricing; significant changes in buying and payment patterns of major customers, including as a result of bankruptcy and store closures; adverse changes in general economic conditions in the U.S. and internationally, including adverse changes in the retail environment, employment and the stock market; order predictability and supply chain management; the impact of competition, including from private label toys, on revenues and margins; the supply and cost of raw materials (including oil and resin prices), components, employee benefits and various services; the effect of currency exchange rate fluctuations on reportable income; risks associated with acquisitions and mergers; the possibility of product recalls and related costs; risks associated with foreign operations; negative results of litigation, governmental proceedings or environmental matters; changes in law and regulations; possible work stoppages, slowdowns or strikes; possible outbreaks of SARS, bird flu or other diseases; political developments and the threat or occurrence of war or terrorist acts; the possibility of catastrophic events; the inherent risk of Mattel and Radica new initiatives; and other risks and uncertainties as may be detailed from time to time in public announcements and SEC filings. This release contains forward-looking statements within the meaning of federal securities laws. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety to the cautionary statements contained in this press release. Neither Mattel nor Radica updates forward-looking statements and expressly disclaims any obligation to do so.